                  [SUTHERLAND ASBILL & BRENNAN LLP LETTERHEAD

                                                                 March 21, 2012

VIA E-MAIL AND EDGAR CORRESPONDENCE
-----------------------------------

Min S. Oh, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

   RE: First MetLife Investors Insurance Company:
       -----------------------------------------
       First MetLife Investors Variable Annuity Account One
       "Class O"
       Initial Registration Statement filed on Form N-4
       File Nos. 811-08306 and 333-178515

Dear Mr. Oh:

   On behalf of First MetLife Investors Insurance Company ("FMLI") and its separate account, First MetLife Investors Variable Annuity Account One ("Registrant"), we are providing the responses of FMLI to the comments of the staff of the U.S. Securities and Exchange Commission ("SEC" or the "Commission") provided by letter dated February 6, 2012, in connection with the above-captioned registration statement filed on December 15, 2011. For your convenience each of those comments is set forth below in italics, followed by the response to the comment. In addition, we have attached pages from a revised prospectus for the above-captioned registration statement, marked to show changes made in response to the SEC staff comments.

GENERAL
-------

1. PLEASE DISCLOSE TO THE STAFF WHETHER THERE ARE ANY TYPES OF GUARANTEES OR SUPPORT AGREEMENTS WITH ANY THIRD PARTIES.

   RESPONSE: FMLI entered into a net worth maintenance agreement with its
   --------
parent company MetLife, Inc. The agreement is described in the Statement of Additional Information ("SAI"). FMLI will incorporate by reference the MetLife, Inc. financial statements in the SAI that will be filed in a pre-effective amendment to the above-captioned registration statement.

PROSPECTUS
----------

2. BOTH THE CLASS O CONTRACT ("NY VERSION") AND THE SERIES O CONTRACT ("NATIONAL VERSION") PROVIDE FOR A GUARANTEED ACCOUNT OPTION IN CONNECTION WITH THE EDCA. THEREFORE, FOR CONSISTENCY, PLEASE PROVIDE THE SAME DISCLOSURE IN THE SECOND PARAGRAPH ON THE FRONT COVER PAGE

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 2 of 11

OF THE NY VERSION IN THE CORRESPONDING PARAGRAPH IN THE NATIONAL VERSION WITH RESPECT TO THE AVAILABILITY OF THE GUARANTEED ACCOUNT.

   RESPONSE: The EDCA program is a feature that allows contract owners to
   --------
dollar cost average their purchase payments into the investment portfolios over a fixed period of months. Purchase payments remain in the EDCA program for no more than 12 months (with the majority of the purchase payment being transferred out before the last month). In addition, contract owners can only allocate new purchase payments to the EDCA program; they cannot transfer account value from the investment portfolios to the EDCA program. For these reasons, Registrant believes that the EDCA program should not be presented on the front cover of the prospectus along with the investment portfolios as one of the available investment choices. Therefore, for consistency, Registrant will remove the reference to the EDCA program from the cover page of the NY Version prospectus so that the cover pages of both the NY Version and the National Version refer only to investment options under the contracts in which account value can be invested over the long term. (See attached page 1.)

3. INDEX OF SPECIAL TERMS (PAGE 4)

   PLEASE CONFIRM THAT ALL SPECIAL TERMS HAVE BEEN DEFINED IN THE TEXT INCLUDING THE INDEX OF SPECIAL TERMS AND APPEAR IN UPPER CASE THROUGHOUT THE PROSPECTUS.

   RESPONSE: FMLI has revised the prospectus disclosure to incorporate
   --------
definitions of special terms the first time they appear in the prospectus, except where a definition would detract from the readability or clarity of the disclosure. Registrant has not, however, added definitions to the Index of Special Terms. Rather, as Item 2 of Form N-4 permits, Registrant has listed certain special terms in an Index of Special Terms.

   In addition, special terms are presented in the prospectus with initial capital letters. (The capitalized terms on the attached pages are illustrative of the revisions made in response to the second part of this comment.)

4. HIGHLIGHTS (PAGE 5)

   PLEASE ADD DISCLOSURE AT THE END OF THE FIRST PARAGRAPH TO THE EFFECT THAT PAYMENTS UNDER THE GMIB RIDER ARE SUBJECT TO THE CLAIMS-PAYING ABILITY OF THE INSURANCE COMPANY AND ARE NOT GUARANTEED BY ANY OTHER PARTY.

   RESPONSE: The disclosure has been revised as requested. (See attached
   --------
page 5.)

5. FEE TABLES AND EXAMPLES (PAGE 7)

   a. IN THE PREAMBLE TO THE FEE TABLE ON PAGE 7, PLEASE DISCLOSE THE APPLICABLE PREMIUM TAX RATE, E.G., SEE ADDED DISCLOSURE TO "PREMIUM AND OTHER TAXES" ON PAGE 33.

      RESPONSE: The disclosure has been revised as requested. (See attached
      --------
page 7.)

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 3 of 11


      b. PLEASE REVISE THE OWNER TRANSACTION EXPENSES TABLE TO COMPLY WITH RULE 6C-8 UNDER THE INVESTMENT COMPANY ACT OF 1940.

      RESPONSE: The total sales load under the contract consists of a sales
      --------
   charge on each purchase payment and a withdrawal charge on any purchase payments withdrawn within seven complete years from the date such purchase payments were received. The sales charge for each purchase payment is deducted in installments over seven years (one-seventh of the charge each year) on the contract anniversary. The withdrawal charge percentage applied to a purchase payment also declines to zero seven complete years after that purchase payment is received. The maximum combined sales load would apply to a contract with less than $50,000 of cumulative purchase payments.

      Registrant respectfully submits that continuing to apply the 9% sales load cap imposed by rule 6c-8--i.e., by reading 6c-8 to indirectly limit the non-surrender charge portion of the total sales load--is inconsistent with the National Securities Market Improvement Act of 1996 (referred to as "NSMIA"). Nevertheless, to eliminate any extremely remote possibility (or improbable circumstance) of a total combined sales load in excess of 9% by even a de minimus amount, Registrant will monitor the combined total sales load for each Class O contract to ensure that, on a cumulative basis, the combined total sales load never exceeds 9%. In addition, Registrant will add a footnote to the "Fee Tables and Examples" section of the prospectus that provides that the combination of the sales charge and withdrawal charge deducted will not exceed the limit of 9% of purchase payments made to date specified in rule 6c-8 under the Investment Company Act of 1940. (See attached page 7.)

   c. FOR PURPOSES OF THE INDIVIDUAL PORTFOLIO FEES TABLE BEGINNING ON PAGE 11, PLEASE NOTE THAT IN ORDER TO REFLECT CONTRACTUAL WAIVERS IN THE NET TOTAL ANNUAL FEE SHOWN, ALL CONTRACTUAL WAIVERS SHOULD BE IN PLACE FOR AT LEAST ONE YEAR FROM THE EFFECTIVE DATE OF THIS PROSPECTUS FILING, I.E., ON PAGE 12 THESE ARRANGEMENTS SHOULD BE IN EFFECT UNTIL AT LEAST FEBRUARY 2013, NOT OCTOBER 2012.

      RESPONSE: Registrant acknowledges the comment. When updated investment
      --------
   portfolio expense information is available for the year ended December 31, 2011, Registrant will revise the disclosure in the "Investment Portfolio Expenses" table to reflect contractual expense reimbursement and fee waiver arrangements that are in effect for at least one year from the effective date of this registration statement, and present the revised disclosure in a pre-effective amendment to the above-captioned initial registration statement.

6. TERMINATION FOR LOW ACCOUNT VALUE (PAGE 15)

   PLEASE EXPAND THE LAST SENTENCE TO DISCLOSE ANY IMPACT THAT TERMINATION FOR LOW ACCOUNT VALUE WILL HAVE ON ANY OPTIONAL LIVING BENEFIT OR DEATH BENEFIT RIDERS AN OWNER MAY HAVE ELECTED.

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 4 of 11


   RESPONSE: Registrant has revised the disclosure as requested. (See attached
   --------
   page 15.)

7. INVESTMENT ALLOCATION RESTRICTIONS FOR THE GMIB MAX III RIDER (PAGE 16)

   a. THE SECOND TO LAST PARAGRAPH OF THIS SECTION ON PAGE 16 AND THE FIFTH PARAGRAPH UNDER "INVESTMENT ALLOCATION RESTRICTIONS" APPEARING ON PAGE 43 STATES THAT ONE OR MORE PORTFOLIOS MAY NOT BE AVAILABLE WHEN YOU APPLY FOR THE CONTRACT BUT THAT AFTER THE CONTRACT IS ISSUED, ALL OF THE PORTFOLIOS WILL BE AVAILABLE FOR PURCHASE PAYMENTS OR TRANSFERS.

      IN BOTH SECTIONS, PLEASE DISCLOSE WHETHER TRANSFERS TO PORTFOLIOS AVAILABLE UPON ISSUANCE BUT NOT UPON APPLICATION WILL BE COUNTED TOWARD THE 12 FREE TRANSFERS PER YEAR. IF SO, PLEASE ALSO ADD SIMILAR DISCLOSURE TO THE DISCLOSURE PROVIDED UNDER "TRANSFERS" ON PAGE 20 AND "TRANSFER FEE" ON
   PAGE 33.

      RESPONSE: Registrant has revised the disclosure under the heading
      --------
   "Investment Allocation Restrictions for the GMIB Max III Rider" (attached page 16) and "Investment Allocation Restrictions" (attached page 43) to provide that a transfer of account value to an investment option that is not available through a selling firm upon application will be counted as a transfer for purposes of determining whether a transfer fee could apply.

      With respect to the second part of the comment, however, Registrant notes that the need for such a transfer arises only at the time that a contract is issued; there is no need for such a transfer request in connection with the allocation of subsequent purchase payments. Moreover, such a transfer is but one of many possible transfer requests that a contract owner can make. Registrant believes that singling out a particular transfer request scenario in the general discussion of transfers (attached pages 21-22) and in the description of the transfer fee (attached page 34) would improperly imply special significance to that scenario. In addition, Registrant notes that FMLI is not currently imposing a transfer fee. Under these circumstances, Registrant believes that referring to this transfer request scenario four times in the prospectus is unnecessary and, therefore, has not added disclosure under "Transfers" and "Transfer Fee." Registrant believes that such disclosure would be confusing and, arguably, misleading.

   b. FOR CONSISTENCY, PLEASE ADD THE DISCLOSURE APPEARING AS NEW DISCLOSURE IN THE THIRD PARAGRAPH UNDER "INVESTMENT ALLOCATION RESTRICTIONS" ON PAGE 42 OF THE NY VERSION TO THE CORRESPONDING SECTION IN THE NATIONAL VERSION.

      RESPONSE: Disclosure has been added to the third paragraph under
      --------
   "Investment Allocation Restrictions" in the prospectus for the National Version, as requested. (See attached page 44 from the National Version prospectus.)

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 5 of 11


8. INVESTMENT OPTIONS (PAGE 18)

   a. IT IS NOT CLEAR WHY A DESCRIPTION OF THE VARIOUS TRUSTS AND THEIR SERIES BEGINS ON PAGE 19, ENDS ON PAGE 20, AND THEN APPEARS TO BE COMPLETED ON PAGES 25 AND 26. PLEASE PROVIDE A COMPLETE DESCRIPTION OF THE VARIOUS TRUSTS AND THEIR SERIES IN ONE LOCATION BY MOVING THE EXISTING DISCLOSURE ON PAGES 25 AND 26 AND ADDING IT TO PAGE 20.

      RESPONSE: Registrant has moved the descriptions of the MetLife Asset
      --------
   Allocation Program Portfolios, the Met/Franklin Templeton Founding Strategy Portfolio, and the SSgA ETF Portfolios, as requested. (See attached pages 20-21.)

   b. IN THE DISCLOSURE UNDER "ENHANCED DOLLAR COST AVERAGING PROGRAM (EDCA)" ON PAGE 24, PLEASE DISCLOSE IF AN OWNER CAN LOSE MONEY IN THE EDCA ACCOUNT.

      RESPONSE: An owner cannot lose money in the EDCA Account. Therefore, no
      --------
   disclosure has been added.

9. EXPENSES (PAGE 26)

   a.  SALES CHARGE (PAGE 28)

       i. PER ITEM 6(A), PLEASE EXPLAIN WHAT IS PROVIDED IN CONSIDERATION FOR THE CHARGE.

            RESPONSE: Registrant has added disclosure that the sales charge
            --------
       reimburses FMLI for contract sales expenses. (See attached page 28.)

       ii. THE LAST SENTENCE OF THE FIRST PARAGRAPH INDICATES THAT EVEN IF SUBSEQUENT WITHDRAWALS ARE TAKEN, THE SALES CHARGE DETERMINED BASED ON PURCHASE PAYMENTS WILL NOT BE REDUCED AND STILL BE IMPOSED AS DEMONSTRATED BY EXAMPLE (4) ON PAGE 29.

            PLEASE DISCLOSE HOW ANY REMAINING SALES CHARGES WOULD BE COVERED IF DUE TO WITHDRAWALS AND NEGATIVE MARKET PERFORMANCE THE REMAINING SALES CHARGE OWED IS GREATER THAN THE REMAINING ACCOUNT VALUE.

            RESPONSE: Registrant has revised the disclosure as requested. (See
            --------
       attached page 28.)

       iii. PLEASE CONFIRM WITH THE STAFF WHETHER THEN THERE ARE MEANS TO REDUCE SALES CHARGES AS PROVIDED IN SIMILAR METLIFE CONTRACTS AND IF APPLICABLE, PLEASE DESCRIBE THEM.

            RESPONSE: There are no additional means to reduce sales charges for
            --------
       Class O contracts.

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 6 of 11


    b. WITHDRAWAL CHARGE (PAGE 29)

    PLEASE PROVIDE A COMPLETE EXAMPLE OF HOW WITHDRAWAL CHARGES ARE DETERMINED FOR PURCHASE PAYMENTS MADE DURING THE INITIAL PURCHASE PAYMENT PERIOD BY EXPANDING EXAMPLE (3) ON PAGE 32 TO ADDRESS NOT ONLY WHEN THE INITIAL PURCHASE PAYMENT PERIOD ENDS BEFORE THE SUBSEQUENT $75,000 PURCHASE PAYMENT IS RECEIVED BUT ALSO WHEN THE INITIAL PURCHASE PAYMENT PERIOD ENDS AFTER THE SUBSEQUENT $75,000 PURCHASE PAYMENT IS RECEIVED.

      RESPONSE: Registrant has expanded the example as requested. (See attached
      --------
    page 33.)

10. ACCESS TO YOUR MONEY (PAGE 37)

    IN THE SECOND BULLET POINT UNDER "HOW TO WITHDRAW ALL OR PART OF YOUR ACCOUNT VALUE:" ON PAGE 37, PLEASE BE MORE PRECISE WHEN REFERRING TO THE RIDERS THAT ELIMINATE THE WITHDRAWAL CHARGE, E.G., REFER TO THEM AS THE NURSING HOME OR HOSPITAL CONFINEMENT RIDER AND THE TERMINAL ILLNESS RIDER AS WAS PROVIDED IN THE SECOND FULL PARAGRAPH ON PAGE 33.

    RESPONSE: Registrant has revised the wording of the second bullet point as
    --------
requested. (See attached page 38.)

11. DESCRIPTION OF GMIB MAX III (PAGE 39)

    a. WITH RESPECT TO THE LIMIT ON THE ANNUAL INCREASE AMOUNT AS REFERENCED ON PAGE 40 AND IN ITEM (3) ON PAGE 42, WHEN AN OPTIONAL STEP-UP PROVIDES FOR A HIGHER LIMIT, PLEASE CLARIFY WHETHER THAT LIMIT IS FINAL OR WHETHER IT MAY BE INCREASED UPON SUBSEQUENT OPTIONAL STEP-UPS.

       RESPONSE: The disclosure under the subheading "Income Base" has been
       --------
    revised to clarify that each time the Annual Increase Amount is increased by an Optional Step-Up, that amount is capped at 325% of the greater of
    (i) Purchase Payments or (ii) the Annual Increase Amount as increased by the most recent Optional Step-Up. (See attached pages 40-41.) In addition, the disclosure under the subheading "Optional Step-Up" has been revised to clarify that items (1) to (4) describe the impact of EACH Optional Step-Up. (See attached pages 42-43.)

    b. PLEASE BE CONSISTENT HERE AND THROUGHOUT THE PROSPECTUS WHEN REFERRING TO THE "GMIB MAX III RIDER," E.G., COMPARE REFERENCE TO "GMIB MAX RIDER" AND THEN TO "GMIB MAX III RIDER" WITHIN THE FOURTH PARAGRAPH UNDER "INVESTMENT ALLOCATION RESTRICTIONS" ON PAGE 42.

       RESPONSE: The disclosure has been revised to incorporate specific
       --------
    references to the GMIB Max III rider; references to the "GMIB Max rider" will no longer appear in the prospectus.

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 7 of 11


12. DEATH BENEFIT (PAGE 46)

    a. IN THE FIRST PARAGRAPH UNDER "UPON YOUR DEATH" ON PAGE 46, PLEASE CONFIRM THE ABSENCE OF DISCLOSURE REGARDING WHAT HAPPENS IF THE DEATH BENEFIT PAYABLE EXCEEDS THE ACCOUNT VALUE ON THE DAY IT IS DETERMINED AS WAS PROVIDED IN THE THIRD PARAGRAPH UNDER THE SAME SUBSECTION ON PAGE 48 OF THE NATIONAL VERSION PROSPECTUS.

       RESPONSE: The disclosure under the subheading "Upon Your Death" has been
       --------
    revised so that the presentation follows more closely the corresponding disclosure in the National Version prospectus. More specifically, the paragraph from the National Version prospectus referenced in the comment--which is equally appropriate in the NY Version prospectus--has been added under the subheading "Upon Your Death." (See attached page 47.)

    b. FOR CLARITY, PLEASE REITERATE THE CUT-OFF AGE FOR ELECTING THE OPTIONAL DEATH BENEFIT, IN THE FIRST PARAGRAPH UNDER "OPTIONAL DEATH BENEFIT--ANNUAL STEP-UP" ON PAGE 47.

       RESPONSE: Registrant has added to the first paragraph under the
       --------
    subheading "Optional Death Benefit--Annual Step-Up" a new sentence that reiterates the cut-off age for electing the optional death benefit. (See attached page 48.)

    c. EACH OF THE FORMULAS TO DETERMINE THE STANDARD AND OPTIONAL DEATH BENEFIT TAKES INTO ACCOUNT THE IMPACT OF PARTIAL WITHDRAWALS. THEREFORE, GIVEN THAT THE CONTRACT IMPOSES A WITHDRAWAL CHARGE, PLEASE CONFIRM WITH THE STAFF WHETHER THE WITHDRAWAL CHARGE SHOULD ALSO BE TAKEN INTO ACCOUNT WHEN CALCULATING THE VARIOUS DEATH BENEFIT AMOUNTS.

       IF SO, PLEASE REVISE EACH OF THE FORMULAS ACCORDINGLY.

       RESPONSE: Registrant has revised the disclosure to clarify that the
       --------
    withdrawal charge is taken into account when calculating the various death benefit amounts. (See attached pages 47-48.)

    d. IN THE LATTER PART OF THE THIRD TO LAST PARAGRAPH UNDER "GENERAL DEATH BENEFIT PROVISIONS" ON PAGE 51, THE FOLLOWING SENTENCE WAS ADDED: "ANY SUCH ADDITIONAL PURCHASE PAYMENTS WOULD BE SUBJECT TO APPLICABLE WITHDRAWAL CHARGES."

       PLEASE ALSO DISCLOSE WHETHER SALES CHARGES WOULD BE APPLICABLE AS WELL.

       RESPONSE: Registrant has revised the disclosure to clarify that the
       --------
    "additional purchase payments" would be subject to any applicable sales charges and withdrawal charges. (See attached page 49.)

    e. PLEASE RECONCILE THE SECOND PARAGRAPH UNDER "SPOUSAL CONTINUATION" ON PAGE 48 WITH THE CORRESPONDING PARAGRAPH ON PAGE 52 OF THE NATIONAL VERSION WHERE THE LATTER

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 8 of 11

   EXPANDS THE PHRASE "WHICH MAY INCLUDE A HIGHEST ANNIVERSARY VALUE" IN THE FORMER AS FOLLOWS: "WHICH MAY INCLUDE A HIGHEST ANNIVERSARY VALUE AND/OR AN ANNUAL INCREASE AMOUNT."

      RESPONSE: The only optional death benefit that is available under the
      --------
   NY Version takes into account total purchase payments, account value, and "highest anniversary value." A second optional death benefit is available under the National Version; the death benefit is calculated taking into account the greater of "highest anniversary value" and "annual increase amount" and account value. Registrant has not conformed the disclosure in the two prospectuses (as the comment directs) because, unlike under the National Version, there is no optional death benefit available under the NY Version that takes into account the value of the annual increase amount in calculating the death benefit.

13. UNDER "OTHER INFORMATION" BEGINNING ON PAGE 55, PLEASE ALSO PROVIDE A SUBHEADING AND DISCLOSURE REGARDING SALES BY AFFILIATED FIRMS AS REFERENCED IN THE SECOND SENTENCE UNDER "SELLING FIRMS" ON PAGE 56.

      RESPONSE: There are no affiliated selling firms for this contract.
      --------
   Accordingly, Registrant has deleted the sentence regarding sales by affiliated selling firms, as it was included in error. (See attached page 57.)

14. APPENDIX C

   a. PLEASE RECONCILE THE WORDING OF THE FIRST FULL SENTENCE ON PAGE C-2 WITH THE CORRESPONDING SENTENCE IN APPENDIX C FOR THE NATIONAL VERSION AND IN DOING SO, MAKE SURE THE SENTENCE IS CONSISTENT WITH PROSPECTUS DISCLOSURE SO AS TO MINIMIZE ANY CONFUSION.

      RESPONSE: To make the disclosure in Appendix C for both the NY Version
      --------
   and the National Version consistent with the wording found in the main body of the relevant prospectus, the wording in Appendix C for the National Version has been revised to "prior to the owner's 91/st/ birthday." (See attached page C-2 from the National Version prospectus.)

   b. PLEASE CONFIRM THE CHANGE FROM "OPTIONAL RESET" TO "OPTIONAL STEP-UP" AS REFLECTED IN ITEM (6) ON PAGE C-5 HAS ALSO BEEN APPLIED TO THE CORRESPONDING ITEM FOR THE NATIONAL VERSION.

      RESPONSE: Registrant confirms that the term "Optional Step-Up" should be
      --------
   used consistently in item (6) in Appendix C for both the NY Version and the National Version. The disclosure in Appendix C of the National Version prospectus has been revised accordingly. (See attached pages C-4 and C-5 from the National Version prospectus.)

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 9 of 11


   c. FOR CONSISTENCY AMONG PROSPECTUSES, PLEASE CONFIRM THAT THE DATES USED IN EACH OF THE EXAMPLES IN THIS AND ANY OTHER APPENDICES WILL BE THE SAME, E.G., COMPARE YEARS APPEARING IN SECOND PARAGRAPH UNDER "WITHDRAWALS THROUGH THE AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM" ON PAGE C-6 WITH THE CORRESPONDING PARAGRAPH IN APPENDIX C FOR THE NATIONAL VERSION.

      RESPONSE: The years referenced in item (7) of Appendix C of the
      --------
      NY Version prospectus have been revised to conform with the years referenced in item (7) of Appendix C of the National Version prospectus. (See attached pages C-6 and C-7.)

PART C
------

15. WITH RESPECT TO EXHIBITS PROVIDED UNDER ITEM 24.B, PLEASE NOTE PURSUANT TO RULE 411 OF THE SECURITIES ACT OF 1933, IF EXHIBITS ARE INCORPORATED BY REFERENCE TO ANOTHER DOCUMENT, THE DOCUMENT INCORPORATED BY REFERENCE MUST CONTAIN THE EXHIBIT.

   THEREFORE, PLEASE CONFIRM THAT ALL EXHIBITS, IN PARTICULAR EXHIBITS 24.B.4(XX) AND (XXI) FOR THE GMIB MAX III RIDER, HAVE BEEN INCORPORATED BY REFERENCE APPROPRIATELY.

   RESPONSE: Registrant acknowledges that, in a pre-effective amendment to the
   --------
above-captioned registration statement, it will make any revisions to entries for exhibits listed under Item 24.b that are necessary so that exhibits are incorporated by reference appropriately. Specifically, the date of the pre-effective amendment filing referenced in Item 24.b.4(xxi) (footnote 11) will be corrected from September 20, 2011, to September 21, 2011. Registrant confirms that, once this correction is made, all exhibits in the pre-effective amendment will be incorporated by reference appropriately.

16. PLEASE PROVIDE AN EXHIBIT FOR THE NET WORTH MAINTENANCE AGREEMENT BETWEEN THE COMPANY AND METLIFE, INC.

   RESPONSE: An exhibit for the net worth maintenance agreement between
   --------
FMLI and MetLife, Inc. will be incorporated by reference in a pre-effective amendment to the above-captioned registration statement.

17. PLEASE CONFIRM THAT THE INFORMATION FOR ITEM 29(C) PROPERLY REFLECTS THE DISCLOSURE REQUIRED AS OF THE "REGISTRANT'S LAST FISCAL YEAR."

   RESPONSE: Registrant acknowledges that, in a pre-effective amendment to the
   --------
above-captioned registration statement, it will make any revisions necessary to update the information presented in Item 29(c).

18. FINANCIAL STATEMENTS, EXHIBITS, AND CERTAIN OTHER INFORMATION

   ANY FINANCIAL STATEMENTS, EXHIBITS, AND ANY OTHER REQUIRED DISCLOSURE NOT INCLUDED IN THIS REGISTRATION STATEMENT MUST BE FILED BY PRE-EFFECTIVE AMENDMENT TO THE REGISTRATION STATEMENT.

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 10 of 11


    RESPONSE: Registrant acknowledges the comment and will include required
    --------
disclosure not included in this registration statement in a pre-effective amendment to this registration statement.

19. REPRESENTATIONS

    WE URGE ALL PERSONS WHO ARE RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURE IN THE FILINGS REVIEWED BY THE STAFF TO BE CERTAIN THAT THEY HAVE PROVIDED ALL INFORMATION INVESTORS REQUIRE FOR AN INFORMED DECISION. SINCE THE REGISTRANT IS IN POSSESSION OF ALL FACTS RELATING TO THE REGISTRANT'S DISCLOSURE, IT IS RESPONSIBLE FOR THE ACCURACY AND ADEQUACY OF THE DISCLOSURES IT HAS MADE.

    NOTWITHSTANDING OUR COMMENTS, IN THE EVENT THE REGISTRAR REQUESTS ACCELERATION OF THE EFFECTIVE DATE OF THE PENDING REGISTRATION STATEMENT, IT SHOULD FURNISH A LETTER, AT THE TIME OF SUCH REQUEST, ACKNOWLEDGING THAT

           . SHOULD THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, DECLARE THE FILING EFFECTIVE, IT DOES NOT FORECLOSE THE COMMISSION FROM TAKING ANY ACTION WITH RESPECT TO THE FILING;

           . THE ACTION OF THE COMMISSION OR THE STAFF, ACTING PURSUANT TO DELEGATED AUTHORITY, IN DECLARING THE FILING EFFECTIVE, DOES NOT RELIEVE THE REGISTRANT FROM ITS FULL RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THE DISCLOSURE IN THE FILING; AND

           . THE REGISTRANT MAY NOT ASSERT THIS ACTION AS A DEFENSE IN ANY PROCEEDING INITIATED BY THE COMMISSION OR ANY PERSON UNDER THE FEDERAL SECURITIES LAWS OF THE UNITED STATES.

    IN ADDITION, PLEASE BE ADVISED THAT THE DIVISION OF ENFORCEMENT HAS ACCESS TO ALL INFORMATION YOU PROVIDE TO THE STAFF OF THE DIVISION OF INVESTMENT MANAGEMENT IN CONNECTION WITH OUR REVIEW OF YOUR FILING OR IN RESPONSE TO OUR COMMENTS ON YOUR FILING.

    WE WILL CONSIDER A WRITTEN REQUEST FOR ACCELERATION OF THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT AS A CONFIRMATION OF THE FACT THAT THOSE REQUESTING ACCELERATION ARE AWARE OF THEIR RESPECTIVE RESPONSIBILITIES.

    RESPONSE: Registrant will acknowledge the representations listed above in a
    --------
letter submitted under separate cover.

                                   * * * * *

Min S. Oh, Esq.
U.S. Securities & Exchange Commission
March 21, 2012
Page 11 of 11


   We hope that you find these responses satisfactory. If you have questions or further comments about this matter, please contact the undersigned at
202.383.0548 or my colleague, Fred Bellamy, at 202.383.0126.

                                          Sincerely,

                                          /s/ Patrice M. Pitts

                                          Patrice M. Pitts

Attachments

cc:  Marie C. Swift, Esq.
     Michele H. Abate, Esq.
     John M. Richards. Esq.
     Frederick R. Bellamy, Esq.

                                                  THE VARIABLE ANNUITY CONTRACT

                                                                      ISSUED BY

                                      FIRST METLIFE INVESTORS INSURANCE COMPANY

                                                                            AND

                           FIRST METLIFE INVESTORS VARIABLE ANNUITY ACCOUNT ONE

                                                                        CLASS O

                                                                  _______, 2012

       This prospectus describes the flexible premium deferred variable annuity contract offered by First MetLife Investors Insurance Company (First MetLife Investors or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.


               The annuity contract has 46 Investment Portfolios, listed below.


THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THE CONTRACTS AS DESCRIBED IN THIS PROSPECTUS UNTIL THE REGISTRATION STATEMENT RELATING TO THE CONTRACTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THE PROSPECTUS IS NOT AN OFFER TO SELL THESE CONTRACTS AND IS NOT SOLICITING AN OFFER TO BUY THESE CONTRACTS IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

AMERICAN FUNDS INSURANCE SERIES(R) (CLASS 2):

   American Funds Global Growth Fund
   American Funds Global Small Capitalization Fund
   American Funds Growth Fund

MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS A):

   BlackRock High Yield Portfolio
   BlackRock Large Cap Core Portfolio
   Clarion Global Real Estate Portfolio
   Dreman Small Cap Value Portfolio
   Lazard Mid Cap Portfolio
   Legg Mason ClearBridge Aggressive Growth Portfolio
   Lord Abbett Bond Debenture Portfolio
   Lord Abbett Mid Cap Value Portfolio
   Met/Franklin Low Duration Total Return Portfolio
   Met/Franklin Mutual Shares Portfolio
   Met/Templeton Growth Portfolio
   MFS(R) Emerging Markets Equity Portfolio
   MFS(R) Research International Portfolio
   Morgan Stanley Mid Cap Growth Portfolio
   Oppenheimer Capital Appreciation Portfolio
   PIMCO Inflation Protected Bond Portfolio
   PIMCO Total Return Portfolio
   Pioneer Fund Portfolio (Class A)
   Pioneer Strategic Income Portfolio (Class A)
   T. Rowe Price Large Cap Value Portfolio
   Van Kampen Comstock Portfolio

METROPOLITAN SERIES FUND, INC.:

   BlackRock Bond Income Portfolio (Class B)
   BlackRock Legacy Large Cap Growth Portfolio (Class A)
   BlackRock Money Market Portfolio (Class B)
   Davis Venture Value Portfolio (Class E)
   Loomis Sayles Small Cap Growth Portfolio (Class B)
   Met/Dimensional International Small Company Portfolio (Class B) MFS(R) Total Return Portfolio (Class B)
   MFS(R) Value Portfolio (Class B)
   Oppenheimer Global Equity Portfolio (Class B)

HIGHLIGHTS


The variable annuity contract that we are offering is a contract between you, the Owner, and us, the insurance company, where you agree to make at least one Purchase Payment to us and we agree to make a series of Annuity Payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in the Investment Portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed minimum income benefit (GMIB). We are obligated to pay all money we owe under the contracts, including death benefits, income payments, and amounts due under a GMIB. Any such amount that exceeds the assets in the Separate Account is paid from our general account, subject to our financial strength and claims-paying ability and our long-term ability to make such payments, and is not guaranteed by any other party. (See "Other Information -- The Separate Account".)

The contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Income Phase. During the Accumulation Phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the Accumulation Phase, we may assess a withdrawal charge of up to 5%. Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.

The Income Phase occurs when you or a designated payee begin receiving regular Annuity Payments from your contract. You and the Annuitant (the person on whose life we base Annuity Payments) do not have to be the same, unless you purchase a tax qualified contract or elect the GMIB (see "Living Benefit -- Guaranteed Income Benefit").

You can have Annuity Payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable Annuity Payments, the amount of the variable Annuity Payments will depend upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. If you choose fixed Annuity Payments, the amount of each payment will not change during the Income Phase.


TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


FREE LOOK. You may cancel the contract within 10 days after receiving it. If you mail your cancellation request, the request must be postmarked by the appropriate day; if you deliver your cancellation request by hand, it must be received by us by the appropriate day. You will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your payment depending upon the performance of the Investment Portfolios. You bear the risk of any decline in Account Value. We do not refund any charges or deductions assessed during the free look period.

TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a Non-Qualified Contract during the Accumulation Phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the Income Phase are considered partly a return of your original investment until your investment is returned.

NON-NATURAL PERSONS AS OWNERS. If the Owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral. The Owner of this contract can be a natural person, a trust established for the exclusive benefit of a natural person, a charitable remainder trust or other trust arrangement (if approved by us). The Owner of this contract can also be a Beneficiary of a deceased person's contract that is an Individual Retirement Account or non-qualified deferred annuity. A contract generally may have two Owners (both of whom must be individuals). The contract is not available to corporations or other business organizations, except to the extent an employer is the purchaser of a SEP or

FEE TABLES AND EXAMPLES


THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES MAY ALSO BE DEDUCTED. NEW YORK DOES NOT CURRENTLY ASSESS PREMIUM TAXES ON PURCHASE PAYMENTS.


--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES TABLE


SALES CHARGE (Note 1)                     5%
(as a percentage of Purchase Payments)

WITHDRAWAL CHARGE (Note 2)                5%
(as a percentage of Purchase Payments)

TRANSFER FEE (Note 3)                   $25
                                        $ 0 (First 12 per year)


--------------------------------------------------------------------------------

Note 1. The sales charge for each Purchase Payment is determined by multiplying the Purchase Payment by the applicable sales charge percentage (shown in the table below). The sales charge for each Purchase Payment is deducted in installments over 7 years (1/7 of the charge each year) on the contract anniversary. (See "Expenses -- Sales Charge.")


Cumulative Purchase Payments  Sales Charge Percentage
----------------------------  -----------------------
     Less than $50,000                 5.00%
    $50,000 - 99,999.99                4.20%
   $100,000 - 249,999.99               3.50%
   $250,000 - 499,999.99               2.50%
   $500,000 - 999,999.99               2.00%
   $1,000,000 or greater               1.25%


Note 2. If an amount withdrawn is determined to include the withdrawal of prior Purchase Payments, a withdrawal charge may be assessed. Withdrawal charges decline based on your investment. (See "Expenses -- Withdrawal Charge.") The combination of the sales charge and withdrawal charge deducted will not exceed the limit of 9% of Purchase Payments made to date specified in rule 6c-8 under the Investment Company Act of 1940.

Note 3. There is no charge for the first 12 transfers in a Contract Year; thereafter the fee is $25 per transfer. First MetLife Investors is currently waiving the transfer fee, but reserves the right to charge the fee in the future.

..  The minimum initial Purchase Payment we will accept is $10,000.

.. If you want to make an initial Purchase Payment of $1 million or more, or an additional Purchase Payment that would cause your total Purchase Payments to exceed $1 million, you will need our prior approval.

.. You can make additional Purchase Payments of $500 or more unless you have elected an electronic funds transfer program approved by us, in which case the minimum additional Purchase Payment is $100 per month.


..  We will accept a different amount if required by federal tax law.


.. We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")

.. We will not accept Purchase Payments made with cash, money orders, or travelers checks.

We reserve the right to reject any application or Purchase Payment and to limit future Purchase Payments.


TERMINATION FOR LOW ACCOUNT VALUE


We may terminate your contract by paying you the Account Value in one sum if, prior to the Annuity Date, you do not make Purchase Payments for three consecutive Contract Years, the total amount of Purchase Payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the Account Value on or after the end of such three year period is less than $2,000. (A CONTRACT YEAR is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.) Accordingly, no contract will be terminated due solely to negative investment performance. Federal tax law may impose additional restrictions on our right to cancel your Traditional IRA, Roth IRA, SEP, SIMPLE IRA or other Qualified Contract. We will not terminate any contract that includes a Guaranteed Minimum Income Benefit rider or a guaranteed death benefit if at the time the termination would otherwise occur the Income Base of the Guaranteed Minimum Income Benefit rider, or the guaranteed death benefit, is greater than the Account Value. For all other contracts, we reserve the right to exercise this termination provision, subject to obtaining any required regulatory approvals.


ALLOCATION OF PURCHASE PAYMENTS


When you purchase a contract, we will allocate your Purchase Payment to the Investment Portfolios you have selected. You may not choose more than 18 Investment Portfolios at the time your initial Purchase Payment is allocated. Each allocation must be at least $500 and must be in whole numbers.

Once we receive your Purchase Payment and the necessary information (or a designee receives a payment and the necessary information in accordance with the designee's administrative procedures), we will issue your contract and allocate your first Purchase Payment within 2 Business Days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A Business Day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information -- Requests and Elections.")


We may restrict the investment options available to you if you select certain optional riders. These restrictions are intended to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under the selected optional rider.


If you choose the GMIB Max III rider, we require you to allocate your Purchase Payments and Account Value as described below under "Investment Allocation Restrictions for the GMIB Max III Rider" until the rider terminates.

If you make additional Purchase Payments, we will allocate them in the same way as your first Purchase Payment unless you tell us otherwise. However, if you make an additional Purchase Payment while an EDCA or Dollar Cost Averaging
(DCA) program is in effect, we will not allocate the additional Purchase Payment to the EDCA or DCA program, unless you tell us to do so. Instead, unless you give us other instructions, we will allocate the additional Purchase Payment directly to the same destination Investment Portfolios you selected under the EDCA or DCA program. (See "Investment Options --

Dollar Cost Averaging Programs.") You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet, You may not choose more than 18 Investment Portfolios at the time you submit a subsequent Purchase Payment. If you wish to allocate the payment to more than 18 Investment Portfolios, we must have your request to allocate future Purchase Payments to more than 18 Investment Portfolios on record before we can apply your subsequent Purchase Payment to your chosen allocation. If there are Joint Owners, unless we are instructed to the contrary, we will accept allocation instructions from either Joint Owner.


INVESTMENT ALLOCATION RESTRICTIONS FOR THE GMIB MAX III RIDER


If you elect the GMIB Max III rider, you may allocate your Purchase Payments and Account Value among these four Investment Portfolios, which are designed specifically for use with the rider:


(a)AllianceBernstein Global Dynamic Allocation Portfolio

(b)AQR Global Risk Balanced Portfolio

(c)BlackRock Global Tactical Strategies Portfolio

(d)MetLife Balanced Plus Portfolio


In addition, you may allocate Purchase Payments and Account Value to the Pyramis(R) Government Income Portfolio. No other Investment Portfolios are available with the GMIB Max III rider.

The AllianceBernstien Global Dynamic Allocation Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, and MetLife Balanced Plus Portfolio have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GMIB Max III rider. For example, certain of the Investment Portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GMIB Max III rider is not selected may offer the potential for higher returns. Before you select the GMIB Max III rider, you and your financial representative should carefully consider whether the five investment options available with the GMIB Max III rider meet your investment objectives and risk tolerance.

Your selling firm may not make one or more of the portfolios listed above available when you apply for the contract and elect the GMIB Max III rider. However, after your contract has been issued with the GMIB Max III rider, all of the portfolios listed above are available for Purchase Payments or Account Value transfers. Please be aware that your registered representative may not be able to provide you any information or answer any questions you may have about the portfolio(s) that your selling firm does not make available. Therefore, for transactions involving such portfolio(s), you may need to contact us directly as described in "Other Information - Requests and Elections" in the prospectus. Any such transaction will be counted as a transfer for purposes of any applicable transfer fee. (See "Expenses - Transfer Fee".)

You may also allocate Purchase Payments to the Enhanced Dollar Cost Averaging
(EDCA) program, provided that your destination portfolios are one or more of the Investment Portfolios listed above. If you elect the GMIB Max III rider, you may not participate in the Dollar Cost Averaging (DCA) program.

RESTRICTIONS ON INVESTMENT ALLOCATIONS AFTER RIDER TERMINATES. If the GMIB Max III rider terminates (see "Living Benefit - Guaranteed Income Benefit - Terminating the GMIB Max III Rider"), you may no longer allocate subsequent Purchase Payments or transfer Account Value to or among the five Investment portfolios listed above. You may leave Account Value in the five Investment Portfolios listed above,. but once you transfer Account Value to an Investment Portfolio that is not one of the five investment Portfolios listed above, you will not be permitted to transfer it back to any of those five Investment Portfolios. If the GMIB Max III rider terminates, you will be permitted to allocate subsequent purchase Payment or transfer Account Value to any of the other available Investment Portfolios.

POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. In the future, we may choose not to permit Owners of existing contracts with the GMIB Max III rider to make subsequent Purchase Payments if: (a) the GMIB Max III rider is no longer available to new customers, or (b) we make certain changes to the terms of the GMIB Max III rider offered to new customers (for example, if we change the GMIB Max III rider change; see your contract schedule for a list of the other changes), We will notify Owners of contracts with a GMIB Max III rider in advance if we impose restrictions on subsequent Purchase Payments. If we impose restrictions on subsequent Purchase Payments,

METROPOLITAN SERIES FUND, INC.


Metropolitan Series Fund, Inc. is a mutual fund with multiple portfolios. MetLife Advisers, an affiliate of First MetLife Investors, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual Investment Portfolios. (See Appendix A for the names of the subadvisers.) The following portfolios are available under the contract:


   BlackRock Bond Income Portfolio (Class B)
   BlackRock Legacy Large Cap Growth Portfolio (Class A)
   BlackRock Money Market Portfolio (Class B)
   Davis Venture Value Portfolio (Class E)
   Loomis Sayles Small Cap Growth Portfolio (Class B)
   Met/Dimensional International Small Company Portfolio (Class B) MFS(R) Total Return Portfolio (Class B)
   MFS(R) Value Portfolio (Class B)
   Oppenheimer Global Equity Portfolio (Class B)

MET INVESTORS SERIES TRUST -- METLIFE ASSET ALLOCATION PROGRAM (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are available under the contract:

   MetLife Defensive Strategy Portfolio
   MetLife Moderate Strategy Portfolio
   MetLife Balanced Strategy Portfolio
   MetLife Growth Strategy Portfolio
   MetLife Aggressive Strategy Portfolio

MET INVESTORS SERIES TRUST -- FRANKLIN TEMPLETON ASSET ALLOCATION PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolio is also available under the contract:

   Met/Franklin Templeton Founding Strategy Portfolio

MET INVESTORS SERIES TRUST -- SSGA ETF PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:

   SSgA Growth and Income ETF Portfolio
   SSgA Growth ETF Portfolio

MET INVESTORS SERIES TRUST -- GMIB MAX PORTFOLIOS (CLASS B)

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B portfolios are also available under the contract:

   AllianceBernstein Global Dynamic Allocation Portfolio*
   AQR Global Risk Balanced Portfolio*
   BlackRock Global Tactical Strategies Portfolio*
   MetLife Balanced Plus Portfolio*
   Pyramis(R) Government Income Portfolio*

* This portfolio is only available for investment if the optional GMIB Max III rider is elected. (See "Purchase -- Investment Allocation Restrictions for the GMIB Max III Rider.")


DESCRIPTION OF THE METLIFE ASSET ALLOCATION PROGRAM

The MetLife Asset Allocation Program consists of the following five MetLife asset allocation portfolios (Class B), each of which is a portfolio of the Met Investors Series Trust. MetLife Advisers, LLC (MetLife Advisers), an affiliate of ours, is the investment manager of the MetLife asset allocation portfolios.

METLIFE ASSET ALLOCATION PROGRAM PORTFOLIOS

   MetLife Defensive Strategy Portfolio
   MetLife Moderate Strategy Portfolio
   MetLife Balanced Strategy Portfolio
   MetLife Growth Strategy Portfolio
   MetLife Aggressive Strategy Portfolio

Each portfolio is designed on established principles of asset allocation to achieve a specific risk profile. Each portfolio invests substantially all of its assets in the Class A shares of other Investment Portfolios of Met Investors Series Trust or Metropolitan Series Fund, Inc. (the underlying portfolios). Each portfolio has a target allocation between the two broad asset classes (equity and fixed income). MetLife Advisers establishes specific target investment percentages for the asset classes and the various components of each asset category. MetLife Advisers determines these target allocations based on a variety of factors, including its long-term outlook for the return and risk characteristics of the various asset classes and the relationship between those asset classes. MetLife Advisers then selects the underlying portfolios in which each portfolio invests based on, among other factors, the underlying portfolios' investment objectives, policies, investment processes and portfolio analytical and management personnel. Periodically, MetLife Advisers will evaluate each portfolio's allocation between equity and fixed income, inclusive of the exposure to various investment styles and asset sectors, relative to each portfolio's risk profile. Concurrently, MetLife Advisers will consider whether to make changes to each portfolio's investments in any of the underlying portfolios. (See the fund prospectus for a description of each portfolio's target allocation.)

MetLife Advisers has hired an independent consultant to provide research and consulting services with respect to the periodic asset allocation targets for each of the portfolios and to investment in the underlying portfolios, which may assist MetLife Advisers in determining the underlying portfolios that may be available for investment and with the selection of and allocation of each portfolio's investments among the underlying portfolios. MetLife Advisers is responsible for paying the consulting fees.

DESCRIPTION OF THE MET/FRANKLIN TEMPLETON FOUNDING STRATEGY PORTFOLIO

The Met/Franklin Templeton Founding Strategy Portfolio invests on a fixed percentage basis in a combination of Met Investors Series Trust portfolios sub-advised by subsidiaries of Franklin Resources, Inc., which, in turn, invest primarily in U.S. and foreign equity securities and, to a lesser extent, fixed-income and money market securities. The Met/ Franklin Templeton Founding Strategy Portfolio's assets are allocated on an equal basis (33 1/3%) among the Class A shares of the Met/Franklin Income Portfolio, Met/Franklin Mutual Shares Portfolio and Met/Templeton Growth Portfolio (the underlying portfolios). MetLife Advisers is the investment manager of the Met/Franklin Templeton Founding Strategy Portfolio. MetLife Advisers will periodically rebalance the portfolio's holdings as deemed necessary to bring the asset allocation of the portfolio back into alignment with its fixed percentage allocations. (See the fund prospectus for more information about the portfolio and the underlying portfolios in which it invests.)

DESCRIPTION OF THE SSGA ETF PORTFOLIOS

The SSgA Growth and Income ETF Portfolio (Class B) and the SSgA Growth ETF Portfolio (Class B) are each a portfolio of the Met Investors Series Trust. MetLife Advisers is the investment manager of the SSgA ETF Portfolios.

Each portfolio was designed on established principles of asset allocation. Each portfolio will primarily invest its assets in other investment companies known as exchange-traded funds (underlying ETFs). Each underlying ETF invests primarily in equity securities or in fixed income securities, as applicable, typically in an effort to replicate the performance of a market index.

Each of the SSgA ETF Portfolios has a different allocation among various asset classes (including large, mid and small capitalization domestic equity, foreign, fixed income, high yield, real estate investment trusts and cash/money market). In addition, SSgA Funds Management, Inc. (SSgA Funds Management), the portfolios' subadviser, may also make allocations to investments in other asset classes. SSgA Funds Management establishes specific investment percentages for the asset classes and then selects the underlying ETFs in which a portfolio invests based on, among other factors, the historical performance of each underlying ETF and/or asset class, future risk/return expectations, and SSgA Funds Management's outlook for the economy, interest rates and financial markets. These allocations reflect varying degrees of potential investment risk and reward. The allocation between equity and fixed income underlying ETFs reflects greater or lesser emphasis on growth of capital and pursuing current income.

SSgA Funds Management will regularly review each portfolio's asset allocation among equities, fixed income, cash/cash equivalents and other asset classes, including the investment allocations within such asset classes and may make changes in the allocation as the market and economic outlook changes. SSgA Funds Management may add new underlying ETFs or replace existing underlying ETFs at its discretion. (See the fund prospectus for more information about each of the SSgA ETF Portfolios and the underlying ETFs.)


TRANSFERS


GENERAL. You can transfer a portion of your Account Value among the Investment Portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract Owners. (See "Investment Options -- Transfers -- Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the Investment Portfolio from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.

You can make a transfer to or from any Investment Portfolio, subject to the limitations below. All transfers made on the same Business Day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the Business Day. The following apply to any transfer:

.. Your request for transfer must clearly state which Investment Portfolio(s) are involved in the transfer.

..  Your request for transfer must clearly state how much the transfer is for.

.. The minimum amount you can transfer is $500 from an Investment Portfolio, or your entire interest in the Investment Portfolio, if less (this does not apply to pre-scheduled transfer programs).

.. You may not make a transfer to more than 18 Investment Portfolios at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 Investment Portfolios may be made by calling or writing our Annuity Service Center.

.. If you have elected to add the GMIB Max III rider to your contract, you may only make transfers between certain Investment Portfolios. Please refer to the "Purchase--Investment Allocation Restrictions for the GMIB Max III Rider" section.

During the Accumulation Phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another Investment Portfolio). In such a case, the redemption order would be processed at the source Investment Portfolio's next determined Accumulation Unit value. However, the purchase of the new Investment Portfolio would be effective at the next determined Accumulation Unit value for the new Investment Portfolio only after we receive the proceeds from the source Investment Portfolio, or we otherwise receive cash on behalf of the source Investment Portfolio.

During the Income Phase, you cannot make transfers from a fixed Annuity Payment option to the Investment Portfolios. You can, however, make transfers during the Income Phase from the Investment Portfolios to a fixed Annuity Payment option and among the Investment Portfolios.

TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a Joint Owner, unless we are instructed otherwise, we will accept instructions from either you or the other Owner. (See "Other Information -- Requests and Elections.")

All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the Business Day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after 4:00 p.m. Eastern Time to be received the following Business Day.


PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost Averaging, Three Month Market Entry and Automatic Rebalancing Programs.


MARKET TIMING. Frequent requests from contract Owners to transfer Account Value may dilute the value of an Investment Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Investment Portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Investment Portfolios, which may in turn adversely anniversary, up to and including the anniversary on or immediately preceding the date the rider is exercised.


If you: make a full withdrawal (surrender); begin to receive Annuity Payments at the Annuity Date; change the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract); or assign the contract, a pro rata portion of the rider charge will be assessed based on the number of months from the last contract anniversary to the date of the withdrawal, the beginning of Annuity Payments, the change of Owner/Annuitant, or the assignment. If the GMIB Max III rider is terminated because of the death of the Owner or Joint Owner (or the Annuitant, if a non-natural person owns the contract); because the Guaranteed Principal Option is exercised; or because it is the 30th day following the contract anniversary prior to the Owner's 91st birthday, a pro rata portion of the charge will not be assessed.

The GMIB rider charge is deducted from your Account Value pro rata from each Investment Portfolio and the EDCA account in the ratio each portfolio/account bears to your total Account Value. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.


SALES CHARGE


We impose a sales charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. The sales charge for each Purchase Payment is determined by multiplying the Purchase Payment by the applicable sales charge percentage (shown in the table below). The sales charge percentage for each Purchase Payment is based on your cumulative Purchase Payments as of the date the Purchase Payment is received by us. The sales charge for each Purchase Payment is deducted in installments over 7 years (1/7 of the charge each year) on the contract anniversary. Once the sales charge for a Purchase Payment has been determined, that sales charge is not reduced by later partial withdrawals. If the sales charge is greater than or equal to the Account Value on the contract anniversary, the sales charge will reduce the Account Value to zero. The sales charge will not exceed the Account Value on the contract anniversary.


             Cumulative Purchase Payments  Sales Charge Percentage
             ----------------------------  -----------------------
                Less than $50,000                   5.00%
                $50,000 - 99,999.99                 4.20%
                $100,000 - 249,999.99               3.50%
                $250,000 - 499,999.99               2.50%
                $500,000 - 999,999.99               2.00%
                $1,000,000 or greater               1.25%


INITIAL PURCHASE PAYMENT PERIOD. For purposes of determining the sales charge percentage, all Purchase Payments received within the Initial Purchase Payment Period will be treated as if received on the contract issue date. The Initial Purchase Payment Period begins on the contract issue date and ends on the earlier of: (a) 90 days after the contract issue date; or (b) the date you make your first withdrawal, other than one of the following types of withdrawals:
                       ----------


(1) A withdrawal that is required for you to avoid federal income tax penalties or to satisfy federal income tax rules concerning required minimum distributions from Qualified Contracts that apply to this annuity. (For purposes of this exception, we assume that this annuity is the only annuity contract or funding vehicle from which distributions are required to be taken.)


(2) A withdrawal that is part of a systematic withdrawal program in which the withdrawal amount does not exceed 10% of cumulative Purchase Payments divided by the frequency of the systematic withdrawals. Currently we permit monthly and quarterly systematic withdrawals. For example, if a monthly systematic withdrawal program is selected, the amount withdrawn each month must not exceed 10% of cumulative Purchase Payments divided by twelve. (See "Access to Your Money -- Systematic Withdrawal Program.")

The sales charge is deducted from your Account Value pro rata from each Investment Portfolio and the EDCA account in the ratio each portfolio/account bears to your total Account Value. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.

   measured from the actual dates that the separate $30,000 and $75,000 Purchase Payments were received by us. For this purpose, the separate Purchase Payments will not be treated as if they were both received on the
                          ---
   contract issue date.)

   As described above in the Sales Charge section, the Initial Purchase Payment Period ends on the earlier of 90 days after the contract issue date, or the date you make your first withdrawal (except for the two specified types of withdrawals that do not cause the Initial Purchase Payment Period to end). If
                                                                              --
   the Initial Purchase Payment Period ends before the $75,000 subsequent
   ----------------------------------------------------------------------
   Purchase Payment is received, the $30,000 and $75,000 Purchase Payments will
   ----------------------------
   not be combined for purposes of calculating the withdrawal charge percentage
   ---
   on the $30,000 initial Purchase Payment, and the withdrawal charge percentages for the $30,000 Purchase Payment would be determined as shown in Example (1) above (the withdrawal charge percentage for the $30,000 Purchase Payment is 5% during the first two years following receipt of the Purchase Payment, 4% during the third and fourth years following receipt of the Purchase Payment, 3% during the fifth and sixth years following receipt of the Purchase Payment, and 2% during the seventh year following receipt of the Purchase Payment). For purposes of calculating the withdrawal charge percentage on the $75,000 subsequent Purchase Payment, the $30,000 and $75,000 Purchase Payments will be combined, and the withdrawal charge percentage at the $105,000 cumulative Purchase Payment level will apply to the $75,000 Purchase Payment (the withdrawal charge percentage for the $75,000 Purchase Payment is 4% during the first year following receipt of the Purchase Payment, 3% during the second and third years following receipt of the Purchase Payment, 2% during the fourth, fifth, and sixth years following receipt of the Purchase Payment, and 1% during the seventh year following receipt of the Purchase Payment).


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE

GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract, or if a prospective purchaser already had a relationship with us.


NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your Joint Owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6-month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. You must exercise this right no later than 90 days after you or your Joint Owner exits the nursing home or hospital. This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider.

TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your Joint Owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider.

The Nursing Home or Hospital Confinement rider and the Terminal Illness rider are only available for Owners who are age 85 or younger (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.


PREMIUM AND OTHER TAXES


We reserve the right to deduct from Purchase Payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. New York does not currently assess premium taxes on Purchase Payments you make. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until Annuity Payments begin.


TRANSFER FEE


We currently allow unlimited transfers without charge during the Accumulation Phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the Investment Portfolio from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.

INCOME TAXES


We reserve the right to deduct from the contract for any income taxes which we incur because of the contract. In general, we believe under current Federal income tax law, we are entitled to hold reserves with respect to the contract that offset Separate Account income. If this should change, it is possible we could incur income tax with respect to the contract, and in that event we may deduct such tax from the contract. At the present time, however, we are not incurring any such income tax or making any such deductions.


INVESTMENT PORTFOLIO EXPENSES


There are deductions from and expenses paid out of the assets of each Investment Portfolio, which are described in the fee table in this prospectus and the Investment Portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each Investment Portfolio.


5. ANNUITY PAYMENTS
   (THE INCOME PHASE)

ANNUITY DATE


Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your Annuity Date must be the first day of a calendar month and must be at least 30 days after we issue the contract. Annuity Payments must begin by the first day of the calendar month following the Annuitant's 90th birthday or 10 years from the date we issue your contract, whichever is later (this requirement may be changed by us).

When you purchase the contract, the Annuity Date will be the later of the first day of the calendar month after the Annuitant's 90th birthday or 10 years from the date your contract was issued. You can change the Annuity Date at any time before the Annuity Date with 30 days prior notice to us.


PLEASE BE AWARE THAT ONCE YOUR CONTRACT IS ANNUITIZED, YOU ARE INELIGIBLE TO RECEIVE THE DEATH BENEFIT YOU HAVE SELECTED. ADDITIONALLY, IF YOU HAVE SELECTED A GUARANTEED MINIMUM INCOME BENEFIT RIDER, ANNUITIZING YOUR CONTRACT TERMINATES THE RIDER, INCLUDING ANY GUARANTEED PRINCIPAL ADJUSTMENT THAT MAY BE PROVIDED BY THE RIDER.

ANNUITY PAYMENTS


You (unless another payee is named) will receive the Annuity Payments during the Income Phase. The Annuitant is the natural person(s) whose life we look to in the determination of Annuity Payments.

During the Income Phase, you have the same investment choices you had just before the start of the Income Phase. At the Annuity Date, you can choose whether payments will be:

..  fixed Annuity Payments, or

..  variable Annuity Payments, or


..  a combination of both.

payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")


When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the Account Value of the contract at the end of the Business Day when we receive a written request for a withdrawal:


..  less any applicable withdrawal charge;

..  less any premium or other tax;

..  less any account fee; and

..  less any applicable pro rata GMIB rider charge.


Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the EDCA account and the Investment Portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the Investment Portfolio or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the Account Value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.

We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in Good Order unless the suspension of payments or transfers provision is in effect.

We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract Owner's check that has not yet cleared (i.E., that could still be dishonored by the contract Owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.

How to withdraw all or part of your Account Value:


..  You must submit a request to our Annuity Service Center. (See "Other
   Information -- Requests and Elections.")


..  If you would like to have the withdrawal charge waived under the Nursing
   Home or Hospital Confinement Rider or the Terminal Illness Rider, you must provide satisfactory evidence of confinement to a nursing home or hospital or terminal illness. (See "Expenses -- Reduction or Elimination of the Withdrawal Charge.")


.. You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).


.. We have to receive your withdrawal request in our Annuity Service Center prior to the Annuity Date or Owner's death.


There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")

INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.

SYSTEMATIC WITHDRAWAL PROGRAM


You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total Purchase Payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next Business Day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)

We will terminate your participation in the Systematic Withdrawal Program when we receive notification of your death in Good Order.


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for withdrawals or transfers for any period when:

THE AMOUNT OF ANNUITY INCOME THAT WOULD BE PROVIDED BY APPLYING YOUR ACCOUNT VALUE ON YOUR ANNUITY DATE TO THEN-CURRENT ANNUITY PURCHASE RATES.

If you exercise the GMIB Max III rider, your Annuity Payments will be the greater of:

.. the Annuity Payment determined by applying the amount of the Income Base to the GMIB Annuity Table, or

.. the Annuity Payment determined for the same Annuity Option in accordance with the base contract. (See "Annuity Payments (The Income Phase).")

If you choose not to receive Annuity Payments as guaranteed under the GMIB Max III, you may elect any of the Annuity Options available under the contract.

OWNERSHIP. If you, the Owner, are a natural person, you must also be the Annuitant. If a non-natural person owns the contract, then the Annuitant will be considered the Owner in determining the Income Base and GMIB Annuity Payments. If Joint Owners are named, the age of the older Joint Owner will be used to determine the Income Base and GMIB Annuity Payments. For the purposes of the Guaranteed Income Benefit section of the prospectus, "you" always means the Owner, oldest Joint Owner or the Annuitant, if the Owner is a non-natural person.

GMIB AND DECEDENT CONTRACTS. If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the Beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase a GMIB rider.


(See Appendix C for examples illustrating the operation of GMIB Max III.)

DESCRIPTION OF GMIB MAX III


The GMIB Max III rider is available only for Owners up through age 78, and you can only elect the GMIB Max III rider at the time you purchase the contract. THE GMIB MAX III RIDER MAY BE EXERCISED AFTER A 10-YEAR WAITING PERIOD AND THEN ONLY WITHIN 30 DAYS FOLLOWING A CONTRACT ANNIVERSARY, PROVIDED THAT THE EXERCISE MUST OCCUR NO LATER THAN THE 30-DAY PERIOD FOLLOWING THE CONTRACT ANNIVERSARY PRIOR TO THE OWNER'S 91ST BIRTHDAY.

INCOME BASE. The INCOME BASE is the greater of (a) or (b) below.

(a) Highest Anniversary Value: On the issue date, the "Highest Anniversary Value" is equal to your initial Purchase Payment. Thereafter, the Highest Anniversary Value will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the Owner's 81st birthday, the Highest Anniversary Value will be recalculated and set equal to the greater of the Highest Anniversary Value before the recalculation or the Account Value on the date of the recalculation.

The Highest Anniversary Value does not change after the contract anniversary immediately preceding the Owner's 81st birthday, except that it is increased for each subsequent Purchase Payment and reduced proportionally by the percentage reduction in Account Value attributable to each subsequent withdrawal (including any applicable withdrawal charge).

(b) Annual Increase Amount: On the date we issue your contract, the "Annual Increase Amount" is equal to your initial Purchase Payment. All Purchase Payments received within 120 days of the date we issue your contract will be treated as part of the initial Purchase Payment for this purpose. Thereafter, the Annual Increase Amount is equal to (i) less (ii), where:

     (i) is Purchase Payments accumulated at the annual increase rate (as defined below); and


     (ii)is withdrawal adjustments (as defined below) accumulated at the annual increase rate.


The Highest Anniversary Value and Annual Increase Amount are calculated independently of each other. When the Highest Anniversary Value is recalculated and set equal to the Account Value, the Annual Increase Amount is not set equal to the Account Value. See "Optional Step-Up" below for a feature that can be used to reset the Annual Increase Amount to the Account Value.

THE ANNUAL INCREASE AMOUNT IS LIMITED TO 325% OF THE GREATER OF: (A) YOUR PURCHASE PAYMENTS OR (B) THE ANNUAL INCREASE AMOUNT AS INCREASED BY THE MOST RECENT OPTIONAL STEP-UP (SEE "OPTIONAL

STEP-UP" BELOW). Each time the Annual Increase Amount is increased by an Optional Step-Up, the limit on the Annual Increase Amount is raised to 325% of the new, higher Annual Increase Amount, if it is greater than 325% of your Purchase Payments.

ANNUAL INCREASE RATE. As noted above, we calculate an Income Base under the GMIB rider that helps determine the minimum amount you receive as an income payment upon exercising the rider. One of the factors used in calculating the Income Base is called the "annual increase rate."

Through the contract anniversary immediately prior to the Owner's 91st birthday, the annual increase rate is the greater of:


(a) 5% or

(b) the required minimum distribution rate (as defined below).

Item (b) only applies to IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code.

The required minimum distribution rate equals the greater of:


(1) the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater), divided by the Annual Increase Amount at the beginning of the Contract Year;

(2a)if you enroll only in the Automated Required Minimum Distribution Program, the total withdrawals during the Contract Year under the Automated Required Minimum Distribution Program, divided by the Annual Increase Amount at the beginning of the Contract Year; or

(2b)if you enroll in both the Systematic Withdrawal Program and the Automated Required Minimum Distribution Program, the total withdrawals during the Contract Year under (i) the Systematic Withdrawal Program (up to a maximum of 5% of the Annual Increase Amount at the beginning of the Contract Year) and (ii) the Automated Required Minimum Distribution Program (which can be used to pay out any amount above the Systematic Withdrawal Program withdrawals that must be withdrawn to fulfill minimum distribution requirements at the end of the calendar year), divided by the Annual Increase Amount at the beginning of the Contract Year.

On the first contract anniversary, "at the beginning of the Contract Year" means on the issue date; on a later contract anniversary, "at the beginning of the Contract Year" means on the prior contract anniversary.


See "Use of Automated Required Minimum Distribution Program and Systematic Withdrawal Program With GMIB Max III" below for more information on the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program.


If item (b) above (the required minimum distribution rate) is greater than item
(a) above, and your total withdrawals during a Contract Year, divided by the Annual Increase Amount at the beginning of the Contract Year, exceed the required minimum distribution rate, the required minimum distribution rate is not used to calculate the annual increase rate, and the annual increase rate will be reduced to 5% (item (a)). Therefore, the annual increase rate for that Contract Year will be lower than the required minimum distribution rate, which could have the effect of reducing the value of Annuity Payments under the GMIB Max III rider.

During the 30 day period following the contract anniversary immediately prior to the Owner's 91st birthday, the annual increase rate is 0%.

WITHDRAWAL ADJUSTMENTS. Withdrawal adjustments in a Contract Year are determined according to (a) or (b):

(a) The withdrawal adjustment for each withdrawal in a Contract Year is the value of the Annual Increase Amount immediately prior to the withdrawal multiplied by the percentage reduction in Account Value attributed to that withdrawal (including any applicable withdrawal charge); or

(b) If total withdrawals in a Contract Year are not greater than the annual increase rate multiplied by the Annual Increase Amount at the beginning of the Contract Year, and if these withdrawals are paid to you (or to the Annuitant, if the contract is owned by a non-natural person) or to another payee we agree to, the total withdrawal adjustments for that Contract Year will be set equal to the dollar amount of total withdrawals (including any applicable withdrawal charge) in that Contract Year. These withdrawal adjustments will replace the withdrawal adjustments defined in
    (a) immediately above and be treated as though the corresponding withdrawals occurred at the end of that Contract Year.

As described in (a) immediately above, if in any Contract Year you take cumulative withdrawals that exceed the annual increase rate multiplied by the Annual Increase Amount at the beginning of the Contract Year, the Annual Increase Amount will be reduced in the same proportion that the entire withdrawal (including any applicable withdrawal charge) reduced the Account Value. This reduction may be significant, particularly when the Account Value is lower than the Annual Increase Amount, and could have the effect of reducing or eliminating the value of Annuity Payments under the GMIB rider. Limiting your cumulative withdrawals during a Contract Year to not more than the annual increase rate multiplied by the Annual Increase Amount at the beginning of the Contract Year will result in dollar-for-dollar treatment of the withdrawals, as described in (b) immediately above.

(See Appendix C for examples of the calculation of the Income Base, including the Highest Anniversary Value, the Annual Increase Amount, the annual increase rate, and the withdrawal adjustments.)

In determining the GMIB annuity income, an amount equal to the withdrawal charge that would be assessed upon a complete withdrawal and the amount of any premium and other taxes that may apply will be deducted from the Income Base.

OPTIONAL STEP-UP. On each contract anniversary as permitted, you may elect to reset the Annual Increase Amount to the Account Value. An Optional Step-Up may be beneficial if your Account Value has grown at a rate above the annual increase rate on the Annual Increase Amount (5%). As described below, an Optional Step-Up resets the Annual Increase Amount to the Account Value. After an Optional Step-Up, the annual increase rate will be applied to the new, higher Annual Increase Amount and therefore the amount that may be withdrawn without reducing the Annual Increase Amount on a proportionate basis will increase. HOWEVER, IF YOU ELECT TO RESET THE ANNUAL INCREASE AMOUNT, WE WILL ALSO RESTART THE 10-YEAR WAITING PERIOD. IN ADDITION, WE MAY RESET THE RIDER CHARGE TO A RATE THAT DOES NOT EXCEED THE LOWER OF: (A) THE MAXIMUM OPTIONAL STEP-UP CHARGE (1.50%) OR (B) THE CURRENT RATE THAT WE CHARGE FOR THE SAME RIDER AVAILABLE FOR NEW CONTRACT PURCHASES AT THE TIME OF THE OPTIONAL STEP-UP.

An Optional Step-Up is permitted only if: (1) the Account Value exceeds the Annual Increase Amount immediately before the reset; and (2) the Owner (or older Joint Owner or Annuitant if the contract is owned by a non-natural person) is not older than age 80 on the date of the Optional Step-Up.

You may elect either: (1) a one-time Optional Step-Up at any contract anniversary provided the above requirements are met, or (2) Optional Step-Ups to occur under the Automatic Annual Step-Up. If you elect Automatic Annual Step-Ups, on any contract anniversary while this election is in effect, the Annual Increase Amount will reset to the Account Value automatically, provided the above requirements are met. The same conditions described above will apply to each Automatic Step-Up. You may discontinue this election at any time by notifying us in writing, at our Annuity Service Center (or by any other method acceptable to us), at least 30 days prior to the contract anniversary on which a reset may otherwise occur.


Otherwise, it will remain in effect through the seventh contract anniversary following the date you make this election, at which point you must make a new election if you want Automatic Annual Step-Ups to continue. If you discontinue or do not re-elect the Automatic Annual Step-Ups, no Optional Step-Up will occur automatically on any subsequent contract anniversary unless you make a new election under the terms described above. (If you discontinue Automatic Annual Step-Ups, the rider (and the rider charge) will continue, and you may choose to elect a one time Optional Step-Up or reinstate Automatic Annual Step-Ups as described above.)

We must receive your request to exercise the Optional Step-Up in writing, at our Annuity Service Center, or any other method acceptable to us. We must receive your request prior to the contract anniversary for an Optional Step-Up to occur on that contract anniversary.


Each Optional Step-Up:

(1) resets the Annual Increase Amount to the Account Value on the contract anniversary following the receipt of an Optional Step-Up election;


(2) resets the waiting period to exercise the rider to the tenth contract anniversary following the date the Optional Step-Up took effect;

(3) resets the maximum Annual Increase Amount to a percentage (325%) multiplied by the Annual Increase

    Amount calculated in (1) above, if greater than the maximum Annual Increase Amount immediately before the Optional Step-Up; and

(4) may reset the rider charge to a rate that does not exceed the lower of:
    (a) the Maximum Optional Step-Up Charge (1.50%) or (b) the current rate that we charge for the same rider available for new contract purchases at the time of the Optional Step-Up.

In the event that the charge applicable to contract purchases at the time of the step-up is higher than your current rider charge, you will be notified in writing a minimum of 30 days in advance of the applicable contract anniversary and be informed that you may choose to decline the Automatic Annual Step-Up. If you decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the Automatic Annual Step-Ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement.


On the date of the Optional Step-Up, the Account Value on that day will be treated as a single Purchase Payment received on the date of the step-up for purposes of determining the Annual Increase Amount after the reset. All Purchase Payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the step-up.


INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the GMIB Max III investment allocation restrictions, see "Purchase -- Investment Allocation Restrictions for the GMIB Max III Rider".


If you elect the GMIB Max III rider, you may not participate in the Dollar Cost Averaging (DCA) program. However, you may elect to participate in the Enhanced Dollar Cost Averaging (EDCA) program, provided that your destination Investment Portfolios are selected in accordance with the investment allocation restrictions.

If you elect the GMIB Max III rider, you must allocate 100% of your Purchase Payments and Account Value among five Investment Portfolios, and you will not be able to allocate Purchase Payments or Account Value to a money market portfolio.

Four of these Investment Portfolios -- the AllianceBernstein Global Dynamic Allocation Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, and MetLife Balanced Plus Portfolio -- are designed specifically for use with the GMIB Max III rider, and have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the rider. For example, certain of the Investment Portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GMIB Max III rider is not selected may offer the potential for higher returns. Before you select the GMIB Max III rider, you and your financial representative should carefully consider whether the five investment options available with GMIB Max III meet your investment objectives and risk tolerance.

Your selling firm may not make one or more of the portfolios available when you apply for the contract and elect the GMIB Max III rider. However, after your contract has been issued with the GMIB Max III rider, all of the GMIB Max III Investment Portfolios are available for Purchase Payments or Account Value transfers. Please be aware that your registered representative may not be able to provide you any information or answer any questions you may have about the portfolio(s) that your selling firm does not make available. Therefore, for transactions involving such portfolio(s), you may need to contact us directly, as described in the "Other Information - Requests and Elections" section. Any such transaction will be counted as a transfer for purposes of any applicable transfer fee. (See "Expenses -- Transfer Fee.")

Restrictions on Investment Allocations If the GMIB Max III Rider Terminates. If
----------------------------------------------------------------------------
the GMIB Max III rider terminates (see "Terminating the GMIB Max III Rider"), you may no longer allocate subsequent Purchase Payments or transfer Account Value to or among the five GMIB Max III Investment Portfolios. You may leave Account Value in the five Investment Portfolios, but once you transfer Account Value to an Investment Portfolio that is not one of the five Investment Portfolios, you will not be permitted to transfer it back to any of those five Investment Portfolios. If the figures which reflect the deduction of the Separate Account product charges (including certain death benefit rider charges), account fee, sales charges, withdrawal charges, applicable optional rider charges, and the Investment Portfolio expenses. We will show performance that reflects both the maximum sales charge (5.00% of the Purchase Payment) and the minimum sales charge (1.00% of the Purchase Payment).

For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding Investment Portfolios for the periods commencing from the date on which the particular Investment Portfolio was made available through the Separate Account.

In addition, the performance for the Investment Portfolios may be shown for the period commencing from the inception date of the Investment Portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.

We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the Investment Portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

We may advertise the living benefit and death benefit riders using illustrations showing how the benefit works with historical performance of specific Investment Portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying Investment Portfolios.

You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.


9.  DEATH BENEFIT

UPON YOUR DEATH


If you die during the Accumulation Phase, we will pay a death benefit to your Beneficiary(ies). The Principal Protection is the standard death benefit for your contract. If you are age 79 or younger at the effective date of your contract, you may select the optional Annual Step-Up Death Benefit rider.

The death benefits are described below. Check your contract and riders for the specific provisions applicable.

The death benefit is determined as of the end of the Business Day on which we receive both due proof of death and an election for the payment method. Where there are multiple Beneficiaries, the death benefit will only be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. If the death benefit payable is an amount that exceeds the Account Value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the Account Value, in accordance with the current allocation of the Account Value. This death benefit amount remains in the Investment Portfolios until each of the other Beneficiaries submits the necessary documentation in Good Order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the Investment Portfolios on behalf of the remaining Beneficiaries are subject to investment risk. There is no additional death benefit guarantee.

If you have a Joint Owner, the death benefit will be paid when the first Owner dies. Upon the death of either Owner, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary, unless instructed otherwise.

If a non-natural person owns the contract, the Annuitant will be deemed to be the Owner in determining the death benefit. If there are Joint Owners, the age of the oldest Owner will be used to determine the death benefit amount.

If we are presented in Good Order with notification of your death before any requested transaction is completed (including transactions under a dollar cost averaging program, the Automatic Rebalancing Program, the Systematic Withdrawal Program, or the Automated Required Minimum Distribution Program), we will cancel the request. As described above, the death benefit will be determined when we receive both due proof of death and an election for the payment method.


STANDARD DEATH BENEFIT -- PRINCIPAL PROTECTION

The death benefit will be the greater of:


(1) the Account Value; or

(2) total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge).

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of the change of Owner, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge) made after such date."

In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.


(See Appendix D for examples of the Principal Protection death benefit rider.)

OPTIONAL DEATH BENEFIT -- ANNUAL STEP-UP


If you are age 79 or younger at the effective date of your contract, you may select the optional Annual Step-Up Death Benefit rider. If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:

(1) the Account Value; or

(2) total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge); or


(3) the highest anniversary value, as defined below.


On the date we issue your contract, the highest anniversary value is equal to your initial Purchase Payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:

.. Subsection (2) is changed to provide: "The Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of change of Owner, and reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal
   (including any applicable withdrawal charge) made after such date."

.. For subsection (3), the highest anniversary value will be recalculated to equal your Account Value as of the effective date of the change of Owner. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the Owner's 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.

In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit is equal to the greatest of (1), (2) or (3).


(See Appendix D for examples of the Annual Step-Up death benefit rider.)

GENERAL DEATH BENEFIT PROVISIONS


The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the Beneficiary.

If the Beneficiary under a Qualified Contract is the Annuitant's spouse, the tax law generally allows distributions to begin by the year in which the Annuitant would have reached 70 1/2 (which may be more or less than five years after the Annuitant's death).

A Beneficiary must elect the death benefit to be paid under one of the payment options (unless the Owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the Beneficiary elects to have the death benefit payable under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. For Non-Qualified Contracts, payment must begin within one year of the date of death. For Qualified Contracts, payment must begin no later than the end of the calendar year immediately following the year of death.

We may also offer a payment option, for both Non-Qualified Contracts and certain Qualified Contracts, under which your Beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your Beneficiary in order to facilitate the distribution of payments. Your Beneficiary may choose any optional death benefit available under the new contract. Upon the death of your Beneficiary, the death benefit would be required to be distributed to your Beneficiary's Beneficiary at least as rapidly as under the method of distribution in effect at the time of your Beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated Beneficiary is permitted under our procedures to make additional Purchase Payments consisting of monies which are direct transfers (as permitted under tax law) from other Qualified Contracts or Non-Qualified Contracts, depending on which type of contract you own, held in the name of the decedent. Any such additional Purchase Payments would be subject to applicable sales charges and withdrawal charges. Your Beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.

If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the Beneficiary under an Annuity Option may only be elected during the 60-day period beginning with the date we receive due proof of death.

If the Owner or a Joint Owner, who is not the Annuitant, dies during the Income Phase, any remaining payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's death. Upon the death of the Owner or a Joint Owner during the Income Phase, the Beneficiary becomes the Owner.


SPOUSAL CONTINUATION


If the primary Beneficiary is the spouse of the Owner, upon the Owner's death, the Beneficiary may elect to continue the contract in his or her own name. Upon such election, the Account Value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the Owner. Any excess of the death benefit amount over the Account Value will be allocated to each applicable Investment Portfolio in the ratio that the Account Value in the Investment Portfolio bears to the total Account Value. The terms and conditions of the contract that applied prior to the Owner's death will continue to apply, with certain exceptions described in the contract.


For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract.

Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs (see "Federal Income Tax Status").


Under the Internal Revenue Code (the "Code"), spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under the Federal Defense of Marriage Act or other applicable federal law. All contract provisions will be interpreted and administered in accordance with the requirements of the Code. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the favorable tax treatment afforded under federal law would not be available to such same-sex partner or same-sex spouse. Same-sex partners or spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser.


DEATH OF THE ANNUITANT


If the Annuitant, not an Owner or Joint Owner, dies during the Accumulation Phase, you automatically become the Annuitant. You can select a new Annuitant if you do not want to be the Annuitant (subject to our then-current the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.


Certain Investment Portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the Investment Portfolios. (See "Fee Tables and Examples -- Investment Portfolio Expenses" and the fund prospectuses.) These payments range up to 0.25% of Separate Account assets invested in the particular Investment Portfolio.

We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of Purchase Payments allocated to the American Funds Global Growth Fund, the American Funds Global Small Capitalization Fund, and the American Funds Growth Fund for the services it provides in marketing the Funds' shares in connection with the contract.


SELLING FIRMS


As noted above, Distributor, and in certain cases, we, have entered into selling agreements with unaffiliated selling firms for the sale of the contracts. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.

COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all unaffiliated selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional Purchase Payments by selling firms is 6% of Purchase Payments. Some selling firms may elect to receive a lower commission when a Purchase Payment is made, along with annual trail commissions beginning in year two up to 0.50% of Account Value (less Purchase Payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract Owner elects to begin receiving regular income payments (referred to as "Annuity Payments"). (See "Annuity Payments -- The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts.


Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.


ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms based on cumulative periodic (usually quarterly) sales of our variable insurance contracts (including the contracts). Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on Account Values of our variable insurance contracts (including Account Values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased effect at the next contract anniversary after we receive your request for reinstatement.


On the date of the Optional Step-Up, the Account Value on that day will be treated as a single Purchase Payment received on the date of the step-up for purposes of determining the Annual Increase Amount after the reset. All Purchase Payments and withdrawal adjustments previously used to calculate the Annual Increase Amount will be set equal to zero on the date of the step-up.


INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the GMIB Max III investment allocation restrictions, see "Purchase -- Investment Allocation Restrictions for the GMIB Max III Rider."


If you elect the GMIB Max III, you may not participate in the Dollar Cost Averaging (DCA) program. However, you may elect to participate in the Enhanced Dollar Cost Averaging (EDCA) program, provided that your destination Investment Portfolios are selected in accordance with the investment allocation restrictions.

If you elect the GMIB Max III rider, you must allocate 100% of your Purchase Payments and Account Value among five Investment Portfolios, and you will not be able to allocate Purchase Payments or Account Value to the Fixed Account or to a money market portfolio.

Four of these Investment Portfolios -- the AllianceBernstein Global Dynamic Allocation Portfolio, AQR Global Risk Balanced Portfolio, BlackRock Global Tactical Strategies Portfolio, and MetLife Balanced Plus Portfolio -- are designed specifically for use with the GMIB Max III rider, and have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the rider. For example, certain of the Investment Portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GMIB Max III rider is not selected may offer the potential for higher returns. Before you select the GMIB Max III rider, you and your financial representative should carefully consider whether the five investment options available with GMIB Max III meet your investment objectives and risk tolerance.

Your selling firm may not make one or more of the portfolios available when you apply for the contract and elect the GMIB Max III rider. However, after your contract has been issued with the GMIB Max III rider, all of the GMIB Max Investment Portfolios are available for Purchase Payments or Account Value transfers. Please be aware that your registered representative may not be able to provide you any information or answer any questions you may have about the portfolio(s) that your selling firm does not make available. Therefore, for transactions involving such portfolio(s), you may need to contact us directly, as described in the "Other Information - Requests and Elections" section.
Any such transaction will be counted as a transfer for purposes of any
----------------------------------------------------------------------
applicable transfer fee. (See "Expenses -- Transfer Fee.")
----------------------------------------------------------

Restrictions on Investment Allocations If the GMIB Max III Rider Terminates.
---------------------------------------------------------------------------
If the GMIB Max III rider terminates (see "Terminating the GMIB Max III Rider"), you may no longer allocate subsequent Purchase Payments or transfer Account Value to or among the five GMIB Max Investment Portfolios. You may leave Account Value in the five Investment Portfolios, but once you transfer Account Value to an Investment Portfolio that is not one of the five Investment Portfolios, you will not be permitted to transfer it back to any of those five Investment Portfolios. If the GMIB Max III rider terminates, you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the other available investment Portfolios, but not to the Fixed Account.

POTENTIAL RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS FOR GMIB MAX III. In the future, we may choose not to permit Owners of existing contracts with the GMIB Max III rider to make subsequent Purchase Payments if: (a) the GMIB Max III rider is no longer available to new customers, or (b) we make certain changes to the terms of the GMIB Max III rider offered to new customers (for example, if we change the GMIB Max III rider charge; see your contract schedule for a list of the other changes). We will notify Owners of contracts with the GMIB Max III rider in advance if we impose restrictions on subsequent Purchase Payments. If we impose restrictions on subsequent Purchase Payments, contract Owners will still be permitted to transfer Account Value among the five GMIB Max III Investment Portfolios.

GUARANTEED PRINCIPAL OPTION. On each contract anniversary starting with the tenth contract anniversary and through the contract anniversary prior to the Owner's 91st birthday, you may exercise the Guaranteed Principal Option. If the Owner is a non-natural person, the Annuitant's age is the basis for determining the birthday. If there are Joint Owners, the age of the oldest Owner is used for determining the birthday. We must receive your request to exercise the Guaranteed Principal Option in writing, or compounded annually). See section (3) below for an example of the calculation of the Highest Anniversary Value.


   Graphic Example: Determining a value upon which future income payments can
   --------------------------------------------------------------------------
   be based
   --------


   Assume that you make an initial Purchase Payment of $100,000. Prior to annuitization, your Account Value fluctuates above and below your initial Purchase Payment depending on the investment performance of the investment options you selected. Your Purchase Payments accumulate at the annual increase rate of 5%, until the contract anniversary prior to the contract Owner's 91st birthday. Your Purchase Payments are also adjusted for any withdrawals (including any applicable withdrawal charge) made during this period. The line (your Purchase Payments accumulated at 5% a year adjusted for withdrawals and charges "the 5% Annual Increase Amount") is the value upon which future income payments can be based.

[GRAPHIC APPEARS HERE]


   Graphic Example: Determining your guaranteed lifetime income stream
   -------------------------------------------------------------------


   Assume that you decide to annuitize your contract and begin taking Annuity Payments after 20 years. In this example, your 5% Annual Increase Amount is higher than the Highest Anniversary Value and will produce a higher income benefit. Accordingly, the 5% Annual Increase Amount will be applied to the annuity pay-out rates in the GMIB Annuity Table to determine your lifetime Annuity Payments. THE INCOME BASE IS NOT AVAILABLE FOR CASH WITHDRAWALS AND IS ONLY USED FOR PURPOSES OF CALCULATING THE GMIB PAYMENT AND THE CHARGE FOR THE BENEFIT.

[GRAPHIC APPEARS HERE]


(3)THE "HIGHEST ANNIVERSARY VALUE" ("HAV")

   Example
   -------


   Assume, as in the example in section (2) above, the Owner of the contract is a male, age 55 at issue, and he elects the GMIB Max III rider. He makes an initial Purchase Payment of $100,000, and makes no additional Purchase Payments or partial withdrawals. On the contract issue date, the Highest Anniversary Value is equal to $100,000 (the initial Purchase Payment). Assume the Account Value on the first contract anniversary is $108,000 due to good market performance. Because the Account Value is greater than the Highest Anniversary Value ($100,000), the Highest Anniversary Value is set equal to the Account Value
   ($108,000). Assume the Account Value on the second contract anniversary is $102,000 due to poor market performance. Because the Account Value is less than the Highest Anniversary Value ($108,000), the Highest Anniversary Value remains $108,000.

   Assume this process is repeated on each contract anniversary until the tenth contract anniversary, when the Account Value is $155,000 and the Highest Anniversary Value is $150,000. The Highest Anniversary Value is set equal to the Account Value
   ($155,000). See section (4) below for an example of the exercise of the GMIB Max III rider.


   Graphic Example: Determining a value upon which future income payments can
   --------------------------------------------------------------------------
   be based
   --------


   Prior to annuitization, the Highest Anniversary Value begins to lock in growth. The Highest Anniversary Value is adjusted upward each contract anniversary if the Account Value at that time is greater than the amount of the current Highest Anniversary Value. Upward adjustments will continue until the contract

[GRAPHIC APPEARS HERE]

   With the GMIB, the Income Base is applied to special, conservative GMIB annuity purchase factors, which are guaranteed at the time the contract is issued. However, if then-current annuity purchase factors applied to the Account Value would produce a greater amount of income, then you will receive the greater amount. In other words, when you annuitize your contract you will receive whatever amount produces the greatest income payment. Therefore, if your Account Value would provide greater income than would the amount provided under the GMIB, you will have paid for the GMIB although it was never used.

[GRAPHIC APPEARS HERE]


(5)THE GUARANTEED PRINCIPAL OPTION


   Assume your initial Purchase Payment is $100,000 and no withdrawals are taken. Assume that the Account Value at the 10th contract anniversary is $50,000 due to poor market performance, and you exercise the Guaranteed Principal Option at this time.


   The effects of exercising the Guaranteed Principal Option are:


    1) A Guaranteed Principal Adjustment of $100,000 - $50,000 = $50,000 is added to the Account Value 30 days after the 10th contract anniversary bringing the Account Value back up to $100,000.

    2) The GMIB Max III rider and rider fee terminates as of the date that the adjustment is made to the Account Value; the variable annuity contract continues.

    3) The GMIB Max III allocation and transfer restrictions terminate as of the date that the adjustment is made to the Account Value.

[GRAPHIC APPEARS HERE]

* Withdrawals reduce the original Purchase Payment (I.E. those payments credited within 120 days of contract issue date) proportionately and therefore, may have a significant impact on the amount of the Guaranteed Principal Adjustment.

(6)THE OPTIONAL STEP-UP: AUTOMATIC ANNUAL STEP-UP

Assume your initial investment is $100,000 and no withdrawals are taken. The 5% Annual Increase Amount increases to $105,000 on the first anniversary ($100,000 increased by 5% per year, compounded annually). Assume your Account Value at the first contract anniversary is $110,000 due to good market performance, and you elected Optional Step-Ups to occur under the Automatic Annual Step-Up feature prior to the first contract anniversary. Because your Account Value is higher than your 5% Annual Increase Amount, an Optional Step-Up will automatically occur.

The effect of the Optional Step-Up is:


    (1)The 5% Annual Increase Amount automatically resets from $105,000 to $110,000;

    (2)The 10-year waiting period to annuitize the contract under the GMIB Max III is reset to 10 years from the first contract anniversary;


    (3)The GMIB Max III rider charge is reset to the fee we charge new contract Owners for the same GMIB Max III rider at that time; and


    (4)The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

The 5% Annual Increase Amount increases to $115,500 on the second anniversary ($110,000 increased by 5% per year, compounded annually). Assume your Account Value at the second contract anniversary is $120,000 due to good market performance, and you have not discontinued the Automatic Annual Step-Up feature. Because your Account Value is higher than your 5% Annual Increase Amount, an Optional Step-Up will automatically occur.

The effect of the Optional Step-Up is:


    (1)The 5% Annual Increase Amount automatically resets from $115,500 to $120,000;

    (2)The 10-year waiting period to annuitize the contract under the GMIB Max III is reset to 10 years from the second contract anniversary;


    (3)The GMIB Max III rider charge is reset to the fee we charge new contract Owners for the same GMIB Max III rider at that time; and


    (4)The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


Assume your Account Value increases by $10,000 at each contract anniversary in years three through seven. At each contract anniversary, your Account Value would exceed the 5% Annual Increase Amount and an Optional Step-Up would automatically occur (provided you had not discontinued the Automatic Annual Step-Up feature, and other requirements were met).

The effect of each Optional Step-Up is:

    (1)The 5% Annual Increase Amount automatically resets to the higher Account Value;

    (2)The 10-year waiting period to annuitize the contract under the GMIB Max III is reset to 10 years from the date of the Optional Step-Up;

    (3)The GMIB Max III rider charge is reset to the fee we charge new contract Owners for the same GMIB Max III rider at that time; and


    (4)The Guaranteed Principal Option can still be elected on the 10th contract anniversary.

After the seventh contract anniversary, the initial Automatic Annual Step-Up election expires. Assume you do not make a new election of the Automatic Annual Step-Up.


The 5% Annual Increase Amount increases to $178,500 on the eighth anniversary ($170,000 increased by 5% per year, compounded annually). Assume your Account Value at the eighth contract anniversary is $160,000 due to poor market performance. An Optional Step-Up is NOT permitted because your Account Value is lower than your 5% Annual Increase Amount. However, because the Optional Step-Up has locked-in previous gains, the 5% Annual Increase Amount remains at $178,500 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 5% annually (subject to adjustments for additional Purchase Payments and/or withdrawals) through the contract anniversary prior to your 91st birthday. Also, please note:

    (1)The 10-year waiting period to annuitize the contract under the GMIB Max III remains at the 17th contract anniversary (10 years from the date of the last Optional Step-Up);


    (2)The GMIB Max III rider charge remains at its current level; and

    (3)The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


[GRAPHIC APPEARS HERE]


(7)REQUIRED MINIMUM DISTRIBUTION EXAMPLES


The following examples only apply to IRAs and other contracts subject to
Section 401(a)(9) of the Internal Revenue Code. Assume an IRA contract is issued on September 1, 2012 and the GMIB Max III rider is selected. Assume that on the first contract anniversary (September 1, 2013), the Annual Increase Amount is $100,000. Assume the required minimum distribution amount for 2013 with respect to this contract is $6,000, and the required minimum distribution amount for 2014 with respect to this contract is $7,200. Assume that on both the first contract anniversary (September 1, 2013) and the second contract anniversary (September 1, 2014) the Account Value is $100,000. On the second contract anniversary, the annual increase rate is the greatest of:


    (a)5%;


    (b)the total withdrawals during the Contract Year under the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program (up to a maximum of 5% of the Annual Increase

5% Annual Increase Amount remains at $178,500 despite poor market performance, and, provided the rider continues in effect, will continue to grow at 5% annually (subject to adjustments for additional Purchase Payments and/or withdrawals) through the contract anniversary prior to your 91st birthday, subject to the 325% maximum increase limitation on the Annual Increase Amount. Also, please note:


    (1) The 10-year waiting period to annuitize the contract under the GMIB Max III remains at the 17th contract anniversary (10 years from the date of the last Optional Step-Up);

    (2)  The GMIB Max III rider charge remains at its current level; and

    (3) The Guaranteed Principal Option can still be elected on the 10th contract anniversary.


[GRAPHIC APPEARS HERE]


(7) REQUIRED MINIMUM DISTRIBUTION EXAMPLES -- GMIB MAX III


The following examples only apply to IRAs and other contracts subject to
Section 401(a)(9) of the Internal Revenue Code. Assume an IRA contract is issued on September 1, 2012 and the GMIB Max III rider is selected. Assume that on the first contract anniversary (September 1, 2013), the Annual Increase Amount is $100,000. Assume the required minimum distribution amount for 2013 with respect to this contract is $6,000, and the required minimum distribution amount for 2014 with respect to this contract is $7,200. Assume that on both the first contract anniversary (September 1, 2013) and the second contract anniversary (September 1, 2014) the Account Value is $100,000. On the second contract anniversary, the annual increase rate is the greatest of:

    (a)  5%;

    (b) the total withdrawals during the Contract Year under the Automated Required Minimum Distribution program and/or the Systematic Withdrawal Program (up to a maximum of 5% of the Annual Increase Amount at the beginning of the Contract Year), divided by the Annual Increase Amount at the beginning of the Contract Year; or

    (c) the required minimum distribution amount for 2013 ($6,000) or for 2014 ($7,200), whichever is greater, divided by the Annual Increase Amount as of September 1, 2013 ($100,000).

Because $7,200 (the required minimum distribution amount for 2014) is greater than $6,000 (the required minimum distribution amount for 2013), (c) is equal to $7,200 divided by $100,000, or 7.2%.


   Withdrawals Through the Automated Required Minimum Distribution Program
   -----------------------------------------------------------------------


   If the contract Owner enrolls in the Automated Required Minimum Distribution Program and elects monthly withdrawals, the Owner will receive $6,800 over the second Contract Year (from September 2013 through August 2014). Assuming the Owner makes no withdrawals outside the Automated Required Minimum Distribution Program, on September 1, 2014, the Annual Increase Amount will be increased to $100,400. This is calculated by increasing the Annual Increase Amount from September 1, 2013 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn through the Automated Required Minimum Distribution Program ($6,800): $100,000 increased by 7.2% = $107,200; $107,200 - $6,800 = $100,400.

   (Why does the contract Owner receive $6,800 under the Automated Required Minimum Distribution Program in this example? From September through December 2013, the Owner receives $500 per month ($500 equals the $6,000 required minimum distribution amount for 2013 divided by 12). From January through August 2014, the Owner receives $600 per month ($600 equals the $7,200 required minimum distribution amount for 2014 divided by 12).

   The Owner receives $2,000 in 2013 and $4,800 in 2014, for a total of $6,800.)


   Withdrawals Outside the Automated Required Minimum Distribution Program
   -----------------------------------------------------------------------


   If the contract Owner withdraws the $6,000 required minimum distribution amount for 2013 in December 2013 and makes no other withdrawals from September 2013 through August 2014, the Annual Increase Amount on September 1, 2014 will be $101,200. This is calculated by increasing the Annual Increase Amount from September 1, 2013 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($6,000):
   $100,000 increased by 7.2% = $107,200; $107,200 - $6,000 = $101,200.

   If the contract Owner withdraws the $7,200 required minimum distribution amount for 2014 in January 2014 and makes no other withdrawals from September 2013 through August 2014, the Annual Increase Amount on September 1, 2014 will be $100,000. This is calculated by increasing the Annual Increase Amount from September 1, 2013 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn ($7,200):
   $100,000 increased by 7.2% = $107,200; $107,200 - $7,200 = $100,000.


   Withdrawals in Excess of the Required Minimum Distribution Amounts
   ------------------------------------------------------------------


   Assume the contract Owner withdraws $7,250 on September 1, 2013 and makes no other withdrawals before the second contract anniversary. Because the $7,250 withdrawal exceeds the required minimum distribution amounts for 2013 and 2014, the annual increase rate will be 5% and the Annual Increase Amount on the second contract anniversary (September 1, 2014) will be $97,387.50. On September 1, 2013, the Annual Increase Amount is reduced by the value of the Annual Increase Amount immediately prior to the withdrawal ($100,000) multiplied by the percentage reduction in the Account Value attributed to the withdrawal (7.25%). Therefore, the new Annual Increase Amount is $92,750 ($100,000 X 7.25% = $7,250; $100,000 - $7,250 = $92,750). Assuming no other
   Purchase Payments or withdrawals are made before the second contract anniversary, the Annual Increase Amount on the second contract anniversary (September 1, 2014) will be $97,387.50 ($92,750 increased by 5% per year compounded annually).


   No Withdrawals
   --------------


   If the contract Owner fulfills the minimum distribution requirements by making withdrawals from other IRA accounts and does not make any withdrawals from this contract, the Annual Increase Amount on September 1, 2014 will be $107,200. This is calculated by increasing the Annual Increase Amount from September 1, 2013 ($100,000) by the annual increase rate (7.2%) and subtracting the total amount withdrawn from the contract ($0). Under the GMIB Max III, the Annual Increase Amount is limited to a maximum of 325% of your Purchase Payments or, if greater, 325% of the Annual Increase Amount as increased by the most recent Optional Step-Up.